FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2003

Research In Motion

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated June 11, 2003 ("RIM Introduces New BlackBerry Development Environment with Support for Over-the-Air Application Document")	3

Document 1

June 11, 2003

FOR IMMEDIATE RELEASE

RIM INTRODUCES NEW BLACKBERRY DEVELOPMENT ENVIRONMENT

WITH SUPPORT FOR OVER-THE-AIR APPLICATION DEPLOYMENT

RIM Continues to Evolve the Open Platform for BlackBerry

JavaOneSM Developer Conference – San Francisco, CA – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced a new release of its BlackBerry® Development Environment for J2ME™ (Java™ 2 Platform, Micro Edition). The new release incorporates support for Over-The-Air application deployment and new BlackBerry API specifications that allow developers to leverage and integrate with BlackBerry email and PIM applications. The new BlackBerry Development Environment for Java marks another important step in the evolution of BlackBerry as an open, secure, and global platform for push-based, wireless connectivity. RIM is demonstrating the new release at the JavaOne Conference this week in San Francisco.

Mike Lazaridis, President and Co-CEO at RIM, commented: “BlackBerry set the standard for wireless email in 1999 and we continued to raise the bar ever since. We thought beyond the device and delivered a complete solution because we knew that the marriage of computing and wireless technologies would require an end-to-end approach to be successful in the enterprise market. Today, BlackBerry has evolved into an open standards based platform deployed in over ten thousand corporations and government organizations in over twenty countries. The BlackBerry platform has been uniquely designed to support multiple devices, multiple networks and multiple applications while maintaining a common infrastructure and security architecture on the back-end. We have gone well beyond wireless email to now set the standard for the wireless enterprise; and our open platform provides tremendous opportunities for developers, partners and customers alike to build upon and support their own wireless enterprise strategies.”

David Yach, Vice President, Software at RIM, added: “As many developers already understand, wireless enterprise applications must embrace the disparate requirements and compounded complexities of mobile devices, wireless networks, the Internet and IT systems. RIM has invested years of effort to provide a development environment that abstracts many of those complexities. In addition to support for Sun’s Java API’s, our BlackBerry handhelds and development tools now provide powerful extensions that allow developers to leverage the secure BlackBerry connectivity features and services for application development and deployment. For example, consider the added impact of a CRM application that can integrate directly with the wireless calendar application on a BlackBerry handheld or a field service application that integrates with the BlackBerry email application. Further, consider the manageability and cost-of-ownership advantages if those applications can be deployed and upgraded wirelessly.”

BLACKBERRY DEVELOPMENT ENVIRONMENT FOR J2ME

The BlackBerry Development Environment for Java is a fully integrated development environment and simulation tool that incorporates Sun’s J2ME specifications and RIM’s expertise in BlackBerry wireless application development to significantly ease development efforts. Enterprise customers, developers and Independent Software Vendors (ISVs) can easily and quickly develop applications that leverage the unique connectivity features of BlackBerry such as always-on operation, push-based services, end-to-end security and back-end integration.

New features of the BlackBerry Development Environment for Java include support for wireless application deployment and access to additional BlackBerry Application Programming Interfaces (APIs). Wireless application deployment allows new applications to be deployed Over-The-Air, enabling customers, carriers and developers to easily manage and update software applications in the field and lower the total cost of ownership. In addition, the new BlackBerry Development Environment for Java provides access to additional BlackBerry APIs, which enables developers to tightly integrate their applications with the BlackBerry email, SMS, browser and organizer applications. API Integration with BlackBerry applications allows developers to both leverage and extend BlackBerry with tightly integrated, end-to-end secure applications and solutions that enhance the end user experience.

KEY ELEMENTS OF THE BLACKBERRY OPEN PLATFORM

BlackBerry Enterprise Server – BlackBerry Enterprise Server software provides IT departments with a common, global platform on the back-end that allows them to easily and effectively manage their BlackBerry wireless solution and leverage their existing infrastructure to provide end users with wireless access to corporate email and data. BlackBerry Enterprise Server supports both Microsoft® Exchange and IBM Lotus® Domino™ environments with “single mailbox integration” and provides a high performance, scalable platform with centralized administration, end-to-end security (including Triple DES encryption), multi-network support, scalability and a “push” architecture.

BlackBerry Mobile Data Service – The Mobile Data Service feature of BlackBerry Enterprise Server enables secure, always-on, push-based access to enterprise applications and information beyond email. By leveraging the BlackBerry infrastructure, which supports multiple networks using standard protocols and languages (including XML, HTTP and Java), corporate application developers and ISVs can quickly deploy wireless applications without learning new middleware or operating systems.

BlackBerry Connect™ – The BlackBerry Connect licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by dozens of carriers and thousands of companies and government organizations around the world.

Multi-Network Support – BlackBerry supports multiple wireless network standards (currently including Mobitex, DataTAC, GSM/GPRS, the Nextel network and CDMA2000 1X), enabling BlackBerry Enterprise Server customers to support a variety of devices and geographies without any change to their back-end infrastructure.

J2ME – J2ME is a powerful development platform that is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers.

BlackBerry Development Environment – The BlackBerry Development Environment for Java provides a full-featured, integrated suite of development tools to support the building, testing and debugging of applications for BlackBerry, including facilities for code profiling and optimization. The BlackBerry Development Environment for Java supports Mobile Information Device Profile (MIDP) and Connected Limited Device Configuration (CLDC), the industry standards for Java on small form-factor devices, to ease the development of wireless enterprise applications.

BlackBerry Alliance Programs – RIM continues to build strong alliances with leading IT suppliers such as Sun Microsystems, Microsoft and IBM to develop and deliver a broad range of wireless enterprise solutions. RIM also partners with ISV’s and system integrators to develop vertical focused applications for industries such as legal, financial, construction and healthcare. In addition, RIM partners with leading carriers to deliver BlackBerry through their direct and indirect distribution channels (including direct sales forces, retail stores, VARS, etc.).

RIM is offering its new BlackBerry Development Environment for Java free of charge to developers, enterprise customers and ISVs on its developer web site at http://www.blackberry.com/developers. Information about RIM partner programs and support services is also available on the site.

###

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:

Courtney Flaherty

Brodeur Worldwide for RIM

212.771.3637

cflaherty@brodeur.com

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks or registered trademarks of Research In Motion Limited in the United States and other countries. Sun, Sun Microsystems, Java, JavaOne Developer Conference and all Java-based marks are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

Registrant

Date:	June 11, 2003	By:	/s/ Rob Duncan

(Signature)
Rob Duncan
Vice President, Corporate Controller